Keith Busse

President and CEO

November 3, 2005

Goldman Sachs Global Steel CEO Forum

Filed by Steel Dynamics, Inc.

(Commission File No. 0-21719)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Roanoke Electric Steel Corporation

(Commission File No.0-2389)

Except for historical information contained in any document that has been or will be filed pursuant to SEC Rule 425 in connection with the proposed Transaction between Steel Dynamics, Inc. and Roanoke Electric Steel Corporation, which was announced on October 18, 2005, and except for historical information provided in these materials or at this meeting, statements made herein or at this meeting are intended as “forward-looking statements” within the meaning and the “safe harbor protections” of the Private Securities Litigation Reform Act of 1995.  A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in or implied by the forward-looking statements.  Risks and uncertainties involving business in general and the steel business in particular, which may cause actual results to vary materially, are discussed in and can be found in Steel Dynamics, Inc.’s Form 10-K Annual Report, under captions entitled
“Forward-Looking Statements” and “Risk Factors,” as well as in other reports we file from time to time with the SEC. These reports are publicly available on the SEC website, www.sec.gov, and on our website, www.steeldynamics.com.

Additional risks and uncertainties regarding this proposed Transaction include, among others:  that the stockholders of
Roanoke may not approve and adopt the Merger Agreement and this Transaction; we may be unable to obtain regulatory approvals required for the merger, or regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; we may be unable to complete the merger, or completing the merger may be more costly than expected; there may be unanticipated problems in successfully integrating the combined businesses, which may result in the combined company not operating as efficiently or effectively as expected; the combined company may not be able to achieve the desired synergies, and the merger may involve unexpected costs or liabilities.  Given these risks and uncertainties, you should not place undue reliance on forward-
looking statements as a predictor of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this meeting, except as may be required by law.

Forward Looking Statements

About Steel Dynamics

*

*

Columbia City

   Butler

Pittsboro

*

Jeffersonville

            Midwest-based mini-mill
carbon steel producer

Based in Fort Wayne, Indiana

Greenfield start-up in Butler, Indiana

Steel production began Jan. 1996

Went public in November 1996

Now operating 7 facilities

*

*

Lake City

SDI Facility Locations

Fort Wayne

*

      Indiana

      Florida

About Steel Dynamics

    Steel Products

Flat-rolled steel

Structural steel

SBQ bar steel

Rail

Fabricated joists,
trusses and decking

SDI’s Strategic Advantages

Expertise in building, managing, and
operating modern mini-mill steelmaking
facilities and technologies

Low-cost producer

Diverse, high-margin product mix

Strategically located steel mills

Near customer base

Near high-quality steel scrap supply

Efficient workforce driven by
performance-based compensation

Strong financial position

No employee legacy costs

   “At SDI, people believe.  They are full of
genuine excitement and a genuine sense of
ownership.”

                 -Keith Badten

                  Bar Mill Supervisor

Performance based incentive
compensation

Employees have keen sense of
ownership

Minimal bureaucracy

Productive teams

Adaptable and fast to react

Passionate

A Winning Culture

1

2

3

1996

1997

1998

1999

2000

2001

2002

2003

2004

2.4

2.8

1.9

2.0

*consolidated shipments

0.8

1.2

1.4

1.8

SDI shipments* have grown more than 20% per year

Millions

of Tons

3.4 million tons

up 22%

3.4

2004

With volume growth, SDI has diversified its product mix

0

1

2

3

4

2001

2002

2003

Millions

of tons

Hot Band

Pickled & Oiled

Cold-rolled sheet

Galvanized sheet

SBQ bars

Painted sheet

Wide-flange beams

2004

Steel shipments

FLAT ROLL

MILL

STRUCTURAL

MILL

BAR MILL

Product mix is shifting to more
high-value, finished steels

VALUE-ADDED PRODUCTS

SDI Production Capabilities

2004 shipments: 3.4 million tons

Hot rolling-mill capacities

Flat roll              2.5 million tons

Growing to 2.8 million tons by 2007

Structural     1.0 million tons

Likely to grow to 1.5 million tons by 2007

Bar Products  600,000 tons

Annual capacity of SDI’s three current mills
could approach 5 million tons by 2007.

Today’s capacity is about 4 million tons.

Financial Results

Millions of Dollars

11%

262

237

   Cash Flow

8%

419

389

   Oper. Income

4%

239

230

   Net Income

22%

$2,216

$ 1,824

   Net Sales

Sept
2004

Percent

Change

from Operations

Sept
2005

LTM

Flat Roll Mill

Butler, Indiana

Iron Dynamics

Cold Finishing Mill

Melt Shop

Paint Line

Hot Rolling Mill

2.5 million-ton hot-roll mill capacity

(planning to increase capacity to 2.8 million by 2007)

1.3 million-ton finishing capacity

One of the world’s most productive
and profitable flat-roll mini-mills

Facilities

  Start-up October 2003

  High-tech, state of the art facility

  240,000 tons per year capacity

  Commercial shipments began 4Q 2003

Paint Line

Flat-roll finishing

Butler, Indiana

SDI invested $29 million

SDI purchased the Jeffersonville
plant for $19 million

Jeffersonville, Indiana

SDI has operated plant since July 2003

  Provides lighter-gauge coating capability

  300-350,000 tons per year

  Access to Ohio River shipping

Light Gauge Galv Plant

Flat-roll finishing

SDI bought mill assets for $45 million in Sept. 2002

Invested about $95 million to modify the mill

SBQ and carbon rounds, 1- to 9-inch diameter

Capable of merchant bar, light structural steel, rebar

Started up in Jan. 2004, became profitable in 4 months

Shipped 318,000 tons of round bars in 2004

Bar Products Division

Pittsboro, Indiana

Structural & Rail Mill

Columbia City, Indiana

  $315M green-field mill started up in 2002

Shipped 734,000 tons of structurals in 2004

2005 est’d. shipments more than 800,000 tons

   Evaluating expansion to produce new products

Leverage excess melt capacity, compress costs

Lighter-gauge structurals and merchant shapes

Rail Opportunity

Our goal: to attain 300,000 tons/year

Shipments of industrial-grade rail
                                began December 2004

SDI will produce extra-long rails

240 and 320-feet, standard and premium

- Unique capability in North America

  Building rail-welding facility

Make up quarter-mile rail strings

Long rail sections permit fewer welds

- Supply one-third of North American rail market

Rolling mill can efficiently
produce both beams and rail

New Millennium Building Systems

Joist and deck production began
at Butler plant in 2000

Uses SDI-produced and
purchased steel

Highly productive fabrication

New plant in Lake City, Florida

Started up Q1 2005

Profitable in 6 months

Production capacity

Joists                 60,000 tpy

Decking        40,000 tpy

Developing Ferrous Resources

Hot-briquetted iron

(HBI) from iron fines

Produces HBI and liquid pig iron

Production ramped up in 2004

Resulting iron used by Flat Roll mill

Iron Dynamics

Pouring iron into

EAF at Butler mill

Mesabi Nugget

Technology produces
pig-iron nuggets

Pilot plant successful

SDI and partners expect
to build and operate a
500,000-tonne plant

Iron Dynamics

Competitor data derived from SEC filings.

2004 Operating Margins

Operating Margin by Quarter

-5

0

5

10

15

20

25

Nucor

TXI

(steel)

USS

Gerdau

Ameristeel

CMC

ISG

AK Steel

Steel Dynamics

15%

15%

11%

12%

10%

9%

-2%

24%

Steel Dynamics vs.  U.S. Competitors

Percent

16%

10%

Data Source:  Goldman Sachs Global Equity Research

EBITDA is earnings before interest, taxes, depreciation and amortization

EBITDA Margin

Operating Income per Ton Shipped

Steel Dynamics vs.  U.S. Competitors

Steel Dynamics

Nucor

AK Steel

US Steel

ISG

-200

-150

-100

-50

0

50

100

150

2000

2001

2002

2003

2004

Dollars

$148

$44

$3

$52

$27

0

5

10

15

20

25

2000

2001

2002

2003

2004

-5

Percent

30

22%

12%

25%

18%

28%

Growth Opportunities

Organic growth

New green-field facilities

New products at existing facilities

Incremental capacity improvements

Add finishing capabilities

Enter steel-related businesses

Fabricating

Downstream finishing

Ferrous resources/Scrap

Asset purchases or acquisitions

Steel Dynamics intends to file a registration statement on Form S-4, and Steel Dynamics and Roanoke intend to file a related proxy statement/prospectus, in connection with the merger transaction involving Steel Dynamics and
Roanoke. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Steel Dynamics by contacting Steel
Dynamics Investor Relations at (260) 459-3553. Investors and security holders may obtain free copies of the documents filed with the SEC by Roanoke by contacting Roanoke Investor Relations at (540) 342-1831.

Roanoke, Steel Dynamics and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Roanoke in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the registration statement of Steel Dynamics and proxy statement/prospectus of Steel Dynamics and Roanoke described above. Additional information regarding the directors and executive officers of Steel Dynamics is also included in the Steel Dynamics proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2005. Additional information regarding the directors and executive officers of Roanoke is also included in Roanoke's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on
December 21, 2004.  These documents are available free of charge at the SEC's web site at www.sec.gov and from
Investor Relations at Steel Dynamics and Roanoke as described above.

Statement about Merger Transaction

On October 18, Steel Dynamics and Roanoke Electric Steel
Corporation announced merger agreement

SDI to purchase Roanoke for 0.400 shares of Steel Dynamics
stock and $9.75 in cash per Roanoke share

At SDI’s closing price of $28.77 on 10/17/05, per share consideration to Roanoke shareholders is $21.26, a 14% premium

Total transaction value of $281MM    assuming
Roanoke net debt of $41MM as of 7/31/05

Steel Dynamics will finance cash component
with existing revolver

Potential annual synergy opportunities of $5 -$15MM
from elimination of duplicate corporate and other costs

SDI Plans to Purchase Roanoke Electric Steel

          Assumes net diluted equity value of $241MM as of 10/17/05

*

*

Operations include two steel mini-mills and a variety of
fabrication facilities as well as two scrap processing
facilities

Melt shop capacity of 1.03 million tons per year

Rolling mill capacity of 0.73 million tons per year

Customers include service centers, joist manufacturers
and OEMs

Serves the continental U.S. but customers primarily in the
area east of the Mississippi River from Maine to Florida

1,665 employees across eight locations

Roanoke Electric Steel Overview

Joist Facilities

Scrap Facilities

Steel Mini-mills

Roanoke Electric Steel Geography

Marshall Steel

Memphis, TN

Socar

Florence, SC

Socar

Continental, OH

John W. Hancock, Inc.

Roanoke, VA

Shredded Products Corp.

Montvale & Rocky Mount, VA

Joist Plants

Roanoke Electric

Roanoke, VA

Steel of West Virginia

Huntington, W V

Truck Trailer Fab

Steel Manufacturing

Billets

Construction

Bar Joists and
Rebar

Truck Trailer,
Industrial Lift
Trucks, Guardrail
Posts, Other

Specialty shapes

Construction, Steel
Service Centers,
OEM’s, Other

Merchant Bar

End Markets

Product

Products and Markets

Steelmaking Capacity

280

Huntington, WV

750

Roanoke, VA

Melt/Cast

Rolling

425

300

Total

725

1,030

(thousands of short tons per year)

Roanoke Electric

Roanoke Revenue Breakdown

By End Market

4%

30%

8%

7%

7%

12%

22%

3%

7%

Steel Service
Centers

Construction

Truck Trailer

Industrial
Lift Truck Mfg.

Joist Mfg.

OEM,
Fabricators

Steel Mfg.

(Billets)

Guardrail Posts

Other

38%

6%

24%

32%

By Product

Bar Joists
and Rebar

Billets

Merchant
Bar

Specialty
Shapes

For fiscal year ending Oct. 31, 2004

Roanoke Electric Steel
Merchant bar

Provides new product lines for Steel Dynamics

Provides a source of merchant bar products for the existing
New Millennium joist operations

Steel of West Virginia
Sections, beams, merchant fabricated products

Expands Steel Dynamics’ product offering as it allows Steel
Dynamics to enter new markets

Complements Steel Dynamics’ existing SBQ operations

Business will continue to operate as a standalone entity

Strategic Fit of Roanoke Operations to SDI

Continued…

Steel Joist Operations

            Socar, Inc. and John W. Hancock, Inc.

Provides additional geographic penetration of standard and
specialty joist markets in eastern U.S.

Significant market opportunity for Steel Dynamics

Consolidation of specialty joist production at Socar locations

Provides increased production efficiency of other joist locations

Supply merchant bar for joist components from Roanoke mini-mill

Shredded Products

            Scrap processing

Vertical integration of steel making operations

Strategic Fit of Roanoke Operations to SDI

(Continued)

Joist Facilities

Steel Mini-mills

Marshall Steel

Socar

John W. Hancock, Inc.

Shredded Products Corp.

Roanoke Electric

Steel of

West Virginia

Truck Trailer Fab

Socar

Steel Dynamics

Flat Roll Mill

Structural & Rail Mill

Bar Products Mill

New Millennium

New Millennium

Galvanizing Plant

Scrap Processing

Flat Roll Galvanizing

Roanoke

November 3, 2005

www.steeldynamics.com